Via Electronic Submission (Correspondence)

April 17, 2013

Mr. Gus Rodriguez
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Fortegra Financial Corporation
Item 4.01 Form 8-K
Filed April 4, 2013
File No. 001-35009

Dear Mr. Rodriguez:

On behalf of Fortegra Financial Corporation (“Fortegra”), I hereby submit our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Fortegra's Current Report on Form 8-K, filed with the Commission on April 4, 2013 (the “Form 8-K”), as set forth in your letter dated April 10, 2013 (the “Comment Letter”). Fortegra has amended the Form 8-K in response to the Comment Letter and is filing concurrently with this letter a Form 8-K/A (the “Form 8-K/A”) that reflects these revisions and updates the information contained therein.

For reference purposes, the text of each of the Staff's comments is set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter, and followed by our response thereto.

Staff Comment:

“1.
Please amend your filing to clearly state whether your former accountant resigned, declined to stand for re-election or was dismissed and disclose the date of such action as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that your Audit Committee and Johnson Lambert 'mutually agreed that Johnson Lambert would not be re-appointed as the Company's independent registered public accounting firm upon completion of the earlier of (i) Johnson Lambert's review of the Company's consolidated financial statements for the three-months ending June 30, 2013 and (ii) the engagement of a new independent registered public accounting firm.”

Fortegra Response:

Fortegra has included revisions in the Form 8-K/A filed on April 17, 2013 to reflect that on April 3, 2013, Johnson Lambert LLP notified Fortegra that it would not stand for re-appointment as Fortegra's independent registered public accounting firm.

Staff Comment:

“2.
You state that in case a new independent registered public accounting firm is not retained, you intend to have Johnson Lambert perform the review of your consolidated financial statements for the three months ending June 30, 2013. Please tell us why you consider it appropriate to retain Johnson Lambert to perform such review beyond March 29, 2013, the date when you determined to conduct a search for a new independent auditor and presumably the date when your relationship with Johnson Lambert ended.”

Fortegra Response:

Please be advised that on March 29, 2013 the Audit Committee determined to conduct a competitive process for the selection of an independent auditor. On March 29, 2013, the Audit Committee had not determined to dismiss Johnson Lambert LLP nor had the Audit Committee determined whether or not to exclude Johnson Lambert LLP from consideration in the competitive selection process. As described in the Form 8-K/A, Fortegra's relationship with Johnson Lambert continued beyond March 29, 2013.

Staff Comment:

“3.
Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Johnson Lambert LLP as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.”

Fortegra Response:

Fortegra has included the letter from Johnson Lambert LLP dated April 16, 2013 as an exhibit to the Form 8-K/A.

Fortegra Acknowledgment:

Fortegra acknowledges the following:

•	Fortegra is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Fortegra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please call me at (904) 350-9660 (ext. 8272).

Very truly yours,

/s/ Walter P. Mascherin
Walter P. Mascherin
Executive Vice President and
Chief Financial Officer

cc: Ignat, Ibolya, Securities and Exchange Commission
Richard S. Kahlbaugh, Chairman, President and Chief Executive Officer